SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 11-K




/ X / Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934


For the fiscal year ended December 31, 1994
                                     OR

/   / Transition report pursuant to Section 15(d) of the Securities Exchange
      Act of 1934

For the transition period from _____________ to ________

Commission file number 2-68923

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: DeSoto Stock Ownership Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: DeSoto, Inc., 16750 South Vincennes Road, South Holland, IL 60473

                                                  PAGE 2



                                DeSOTO, INC.

                    THE DeSOTO STOCK OWNERSHIP PLUS PLAN

               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                         DECEMBER 31, 1994 AND 1993

            EMPLOYER IDENTIFICATION NO. 36-1899490, PLAN NO. 004


                              TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits - December 31, 1994 and 1993

     Statements of Changes in Net Assets Available for Plan Benefits - Years Ended December 31, 1994 and 1993

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

SUPPLEMENTAL SCHEDULES

                    Schedule I: Item 27a - Schedule of Assets Held for Investment Purposes - December 31, 1994

                    Schedule II: Item 27d - Schedule of Reportable Transactions - Year Ended December 31, 1994

                                                  PAGE 3


                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of
    the DeSoto Stock Ownership Plus Plan:


We have audited the accompanying statements of net assets available for plan benefits of The DeSoto Stock Ownership Plus Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               ARTHUR ANDERSEN LLP

Chicago, Illinois,
June 22, 1995
                                                            PAGE 4

THE DeSOTO STOCK OWNERSHIP PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1994 AND 1993

                                               December 31, 1994
                         -----------------------------------------------------------------------
                                                Participant Directed
                                 ---------------------------------------------------
                                 DeSoto, Inc.   Money                                             December 31,
                           Loan     Stock      Market    Equity     Bond    Balanced                   1993
                           Fund      Fund       Fund      Fund      Fund      Fund      Combined     Combined
ASSETS:

 DUE FROM DeSOTO, INC.   $      -   $ 15,894  $ 11,586  $ 40,173   $15,423   $10,847   $   93,923   $   78,174

 INTEREST RECEIVABLE            -         48     2,861        20         9         -        2,938        2,045

 LOANS RECEIVABLE         169,274          -         -         -         -         -      169,274      206,878

 INVESTMENTS, AT MARKET         -    140,075   599,244   758,173   100,924    53,567    1,651,983    1,787,314
                         --------   --------  --------  --------  --------   -------   ----------   ----------

   TOTAL ASSETS           169,274    156,017   613,691   798,366   116,356    64,414    1,918,118    2,074,411

 TRANSFERS RECEIVABLE
   (PAYABLE)                    -    (15,522)   60,474   (65,735)   16,015     4,768            -            -
                         --------   --------  --------  --------  --------   -------   ----------   ----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS           $169,274   $140,495  $674,165  $732,631  $132,371   $69,182   $1,918,118   $2,074,411
                         ========   ========  ========  ========  ========   =======   ==========   ==========

The accompanying notes to financial statements and supplemental schedules are an integral part of these statements.

                                                              PAGE 5

THE DeSOTO STOCK OWNERSHIP PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
YEARS ENDED DECEMBER 31, 1994 AND 1993

                                                     Year Ended December 31, 1994
                                    -------------------------------------------------------------------------------
                                                            Participant Directed
                                             ----------------------------------------------------------             Year Ended
                                             DeSoto, Inc.    Money                                                  December 31,
                                       Loan      Stock       Market      Equity       Bond     Balanced                  1993
                                       Fund       Fund        Fund        Fund        Fund       Fund     Combined     Combined
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, JANUARY 1               $206,878   $ 388,234   $ 716,228   $ 680,924   $ 82,147   $      -   $2,074,411   $2,047,236

ADDITIONS:
  Participants' net deposits         (58,430)     87,483      53,016     193,077     56,173     71,554      402,873      203,207
  Company contribution                     -      10,157       7,833      26,381     11,114      7,075       62,560       43,710
  Loan interest income                     -       1,120         729       4,421        802        998        8,070       11,578
  Interest income                          -         541      29,444         123         32         50       30,190       24,971
  Net (depreciation) appreciation
      in market value of investments       -    (217,318)          -         655      5,051     (1,248)    (212,860)      61,845
                                    --------   ---------   ---------   ---------   --------   --------   ----------   ----------

      Total additions                (58,430)   (118,017)     91,022     224,657     73,172     78,429      290,833      345,311

DEDUCTIONS:
  Withdrawals by participants         20,826     (80,996)   (192,668)   (144,402)   (31,079)   (18,807)    (447,126)    (318,136)
                                    --------   ---------   ---------   ---------   --------   --------   ----------   ----------

NET ADDITIONS (DEDUCTIONS)           (37,604)   (199,013)   (101,646)     80,255     42,093     59,622     (156,293)      27,175
                                    --------   ---------   ---------   ---------   --------   --------   ----------   ----------

INTERFUND TRANSFERS                        -     (48,726)     59,583     (28,548)     8,131      9,560            -            -
                                    --------   ---------   ---------   ---------   --------   --------   ----------   ----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, DECEMBER 31             $169,274   $ 140,495   $ 674,165   $ 732,631   $132,371   $ 69,182   $1,918,118   $2,074,411
                                    ========   =========   =========   =========   ========   ========   ==========   ==========


The accompanying notes to financial statements and supplemental schedules are an integral part of these statements.

                                                       PAGE 6

THE DeSOTO STOCK OWNERSHIP PLUS PLAN


NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
YEARS ENDED DECEMBER 31, 1994 AND 1993

1.   PLAN DESCRIPTION

     The following description of the DeSoto Stock Ownership Plus Plan and the related amendments ("the Plan") is provided for general purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The DeSoto Stock Ownership Plus Plan was established January 1, 1972 to provide eligible employees of DeSoto, Inc. (the "Company") the opportunity to make regular investments through payroll deductions and acquire a proprietary interest in the Company. In general, any full-time employee of the Company may participate in the Plan except for certain hourly rated employees. Prior to January 1, 1985, funds from employee deposits and Company contributions were used to purchase stock of the Company through private sales or in the open market.

     Effective January 1, 1985, the DeSoto Stock Ownership Plan was amended, in part, to (i) increase employer contributions to the Plan, (ii) enable the participants to determine in which of the several investment funds described below their deposits will be invested, and (iii) comply with the requirements of Section 401(k) of the Internal Revenue Code. As part of the amendments, the name of the Plan was changed to The DeSoto Stock Ownership Plus Plan (the "Plan").

     Effective January 1, 1987, the Plan was amended, in part, to (i) permit Plan participants who are at least 55 years of age to transfer all or a portion of their account balance which is invested in the DeSoto Stock Fund to the Interest Income Fund, and (ii) liberalize the provisions under which participants may borrow money from the Plan.

     Effective January 1, 1989, the Plan was amended, in part, to (i) split the Interest Income Fund between a Money Market Fund and Bond Fund; participants were required to allocate the balance in their Interest
     Income  Fund  account  between  the two funds  (ii)  ease  restrictions  on transfers between investment funds, (iii) change the definition of valuation date for purposes of valuing a participant's account, and (iv) conform to certain changes in the Internal Revenue Code.

     The plan was amended, effective January 1, 1990, to permit participants who terminated employment with the Company during 1990 either (i) due to the Company's sale of a division or location, or (ii) under circumstances which permitted the participant to receive severance benefits under the Company's severance program, to be credited with a Company matching contribution determined as

     PAGE 7

     if the participant was employed by the Company on December 31, 1990. Effective June 1, 1990, the plan was amended (i) to require that Common Stock be distributed in kind to all participants and beneficiaries who receive distributions from the plan, and (ii) to modify the method in which Common Stock is valued within a participant's account.

     Effective January 1, 1991, the plan was amended to permit participants who terminated employment with the Company during 1991 either (i) due to the Company's sale of a division or location, or (ii) under circumstances which permitted the participant to receive severance benefits under the Company's severance program, to be credited with a Company matching contribution determined as if the participant was employed by the Company on December 31, 1991.

     Effective October 1, 1993, the Plan was amended to permit participation by any full-time employee as of the first day of the month coincident with or immediately following their date of hire. Company contributions allocated to a participants account, however, do not vest until the employee completes one year of continuous service. Effective January 1, 1994, the Plan was amended to permit participation by any full-time employee as of the first day of the calendar quarter coincident with or immediately following their date of hire. The Plan was further amended as of January 1, 1994 to add a Balanced Fund which may be invested in stocks, bonds, money markets and other investment vehicles. In addition, the Plan was amended to permit participants to invest the Company contribution according to their direction; previously, Company contributions were deposited in the DeSoto, Inc. Stock Fund.

     The Company has established the DeSoto Stock Ownership Plus Trust to implement and carry out the purposes of the Plan. This Trust has been designated by the Company as part of the Plan. The custodian of the Plan assets is Bank of America Illinois. The Company pays substantially all of the Plan's administrative costs.

     Under the amended Plan, in general, each eligible participant may elect to make before-tax deposits to the Plan, equal to any whole percentage, from 2% to 10%, of compensation. In addition, each participant may make deposits to the Plan, in after-tax dollars, equal to any whole percentage, from 1% to 10%, of compensation. Participants' deposits are 100% vested. The Company contributes to the Plan, in cash or Company common stock, for the account of each employee who was a participant on the last day of the year and of each employee (other than one employed pursuant to a collective bargaining agreement) whose participation terminated during the year on account of death, disability or retirement, an amount equal to 30% of such participant's before-tax deposits for such year of up to 5% of compensation. Participants vest in their share of the Company's contributions upon completion of one year of continuous service. A participant may discontinue deposits at any time without terminating participation in the Plan, and may resume deposits as of any subsequent January 1. Participant deposits and
     Company contributions may be invested, at the election of each participant, in one or more of the following investment funds maintained under the amended DeSoto Stock Ownership Plus Trust.

     I. The DeSoto, Inc. Stock Fund which is invested in common stock of the Company to the extent reasonably practical and in short-term income investments.

    II.  The  Money  Market  Fund which is invested  in  certificates  of
         deposit,  short-term  income  investments,  and  money  market   mutual
         funds and other common or collective investment vehicles.

     PAGE 8


     III. The Equity Fund which is invested in common and preferred stock of corporations other than the Company and its affiliates, short-term income investments, and mutual funds and other common or collective investment vehicles which invest primarily in equity securities.

      IV. The Bond Fund which is invested in obligations issued by the United States of America or an agency or instrumentality thereof, bonds, debentures, and other debt instruments of corporations other than the Company and its affiliates, certificates of deposit, short-term income investments, so-called guaranteed interest and principal insurance contracts, and mutual funds and other common or collective investment vehicles which invest primarily in debt instruments. In 1993 and 1994 this fund was invested solely in guaranteed investment contracts.

      V.   The  Balanced Fund is invested in stocks, bonds, money  markets and other investment vehicles. The investments include a blend of common and preferred stock of domestic and foreign corporations, obligations issued by the United States of America or an agency or instrumentality thereof, bonds, debentures, other debt instruments of corporations, certificates of deposit, so-called guaranteed interest and principal insurance contracts, securities issued by the U.S. Government, U.S. dollar denominated obligations issued by U.S. banks, U.S. dollar denominated commercial paper and short-term corporate obligations, repurchase agreements and other common or collective investment vehicles which make such investments.


     A Participant's eligibility to make contributions to the Plan or receive an allocation of the Company contribution ceases upon (i) termination of employment for any reason, including resignation, retirement, dismissal or death, and (ii) complete withdrawal due to hardship or in anticipation of retirement, as determined under the terms of the Plan.

     After termination of participation, the former participant will receive payment of the number of full shares of Company stock credited to the participant's account and an amount equal to the value of the remaining portion of the account not previously withdrawn, as of the date of termination. In the case of a participant who terminates employment on account of death, disability, or retirement, a share of the Company contribution for the year of termination will also be granted.

     Under certain circumstances, at the complete discretion of the Trustees of the DeSoto Stock Ownership Plus Trust, participants may withdraw all or a portion of the value of their account in the Plan prior to termination of employment. In addition, under certain circumstances, the Trustees may permit the Plan to make loans to participants. The maximum amount of the loans, plus interest due thereon over the term of the indebtedness, cannot be less than $1,000 nor more than the lesser of $50,000 or one-half of the participant's account balance at the time of the loan. For purposes of the financial statements, a loan to a participant is treated as an asset of the Loan Fund.

     Loans  to  participants typically range from one to five years  in  length.
     Loans to be used by the participant for the purchase of a dwelling may be repaid over a maximum of ten years. The rate of interest charged on a loan is equivalent to the prime rate charged by Bank of America Illinois on the rirst day of the calendar quarter during which the loan application is approved. Loan repayments are made by payroll deduction on a semi-monthly or weekly basis.
     PAGE 9


     Payments to a participant or beneficiary attributable to a participant's sub-account in the Equity Fund, the Money Market Fund, the Bond Fund and the Balanced Fund are made in cash. Payments to a participant or beneficiary attributable to a participant's sub-account in the DeSoto Stock, Inc. Fund may be made, at the discretion of the Trustees, in whole or in part in Company stock or in cash prior to June 1, 1990 and in Company stock thereafter pursuant to the June 1, 1990 Plan amendment.


     2.   ACCOUNTING POLICIES

      . The financial statements are presented on the accrual basis of accounting.

      .     Investments  are  valued at the closing market  price  on  the last  day  of  the  year.  Investments in the Bank  of  America  GIC
            Fund are valued at contract value. In September 1994, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans." The Plan will be required to adopt this standard in 1995, and does not expect it to have a material impact on the Plan's financial statements.

      .     Net  realized and unrealized gains and losses for  the  period are reflected in the Statement of Changes in Net Assets Available for Plan Benefits (see Note 5 of Notes to Financial Statements and Supplemental Schedules). The net realized gain or loss is calculated as the difference between proceeds received and the fair value of investments on the first day of the Plan year or the acquisition date if purchased during the Plan year. Unrealized gain or loss is calculated as the difference between fair value at the end of the Plan year and the fair value of investments at the beginning of the Plan year or the acquisition date if purchased during the Plan year.

      . Investment purchases and sales are recorded on the accrual basis.

      . Interest and dividend income are recorded on the accrual basis.


     3.   PRIORITIES UPON TERMINATION OF THE PLAN

             Although the Company expects to continue the Plan permanently, the Company may, at any time, terminate the Plan. Upon termination, any unallocated income and appreciation or depreciation in the current value of the investments shall be allocated among the individual accounts of the Plan participants. All participant account balances will be distributed to participants within a reasonable time after the date of termination.

4. INVESTMENTS

   Bank of America Illinois, custodian of the Plan assets, held the Plan's investments and executed transactions therein. The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1994 and 1993 are as follows:

                                                December 31
                               -----------------------------------------------
                                        1994                      1993
                               ----------------------- -----------------------
                                   Cost   Market Value     Cost   Market Value

DeSoto, Inc. Stock Fund:
 DeSoto, Inc. Common Stock     $  279,378  $  140,075  $  350,722  $  333,599
 Bank of America, Short-Term
   Investment Fund                      -           -          15          15
                                ----------  ----------  ----------  ----------
 Total DeSoto, Inc. Stock Fund    279,378     140,075     350,737     333,614

Money Market Fund:
 Bank of America, Short-Term
   Investment Fund                599,244     599,244     709,027     709,027

Equity Fund:
 Bank of America, Equity Fund     778,684     758,173     606,705     668,001

Bond Fund:
 Bank of America, Guaranteed
   Investment Contract/GIC Fund    98,461     100,924      75,673      76,672

Balanced Fund:
 Bank of America, Balanced Fund    54,424      53,556           -           -
 Bank of America, Short-Term
   Investment Fund                     11          11           -           -
                               ----------  ----------   ---------  ----------

 Total Balanced Fund               54,435      53,567           -           -
                               ----------  ----------  ----------  ----------

Total                          $1,810,202  $1,651,983  $1,742,142  $1,787,314
                               ==========  ==========  ==========  ==========

5. UNREALIZED AND REALIZED MARKET ACTIVITY

                                                Year Ended December 31
                                                   1994          1993

   DeSoto, Inc. Stock Fund:
     Unrealized net (depreciation) appreciation
       in fair market value of investments $(139,303) $(17,123) Net realized (loss) gain on sale of
       investments                               (78,015)       (3,113)
                                               ---------      --------
         Total                                  (217,318)      (20,236)

   Equity Fund:
     Unrealized net (depreciation) appreciation
       in fair market value of investments       (20,511)       61,296
     Net realized (loss) gain on sale of
       investments                                21,166        16,942
                                               ---------      --------
         Total                                       655        78,238

   Bond Fund:
     Unrealized net (depreciation) appreciation
       in fair market value of investments         2,463           999
     Net realized (loss) gain on sale
       of investments                              2,588         2,844
                                               ---------      --------
         Total                                     5,051         3,843
                                               ---------      --------

   Balanced Fund:
     Unrealized net (depreciation) appreciation
       in fair market value of investments          (868)            -
     Net realized (loss) gain on sale
       of investments                               (380)            -
                                               ---------       -------
         Total                                    (1,248)            -
                                               ---------       -------

   Total                                       $(212,860)      $61,845
                                               =========       =======


                                                  Year Ended December 31
                                                       1994       1993
   Total:
     Unrealized market (depreciation) appreciation  $(158,219)   $45,172
     Realized market (depreciation) appreciation      (54,641)    16,673
                                                    ---------    -------
     Total                                          $(212,860)   $61,845
                                                    =========    =======

 6. RECONCILIATION TO FORM 5500

    As of December 31, 1994 and 1993, the Plan had $119,141 and $0, respectively, of pending distributions to participants who elected to withdraw from the operations and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the financial statements in accordance with generally accepted accounting principles.

    The following table reconciles net assets available for Plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1994.

                                                   Net Assets
                                   Benefits        Available
                                   Payable to      for Plan
                                   Participants    Benefits

    Per financial statements       $      -       $1,918,118
    Accrued benefit payments        119,478          119,478
                                   --------       ----------
        Per Form 5500              $119,478       $1,798,640
                                   ========       ==========

      The following table reconciles withdrawals by participants per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1994:

   Withdrawals by participants per the financial statements $447,126 Amounts allocated to withdrawing participants
     at December 31, 1994                                      119,478
                                                              --------
                                                              $566,604
                                                              ========

 7. INTERNAL REVENUE SERVICE TAX STATUS

    The plan obtained its latest determination letter on June 12, 1986, in which the Internal Revenue Service stated that the plan, as then designed,  was  in  compliance  with  the  applicable  requirements  of  the
    Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
    Therefore, they believe that the plan was qualified and the related trust was tax-exempt as of the financial statement date. An application for determination was submitted to the Internal Revenue Service on March 29, 1995.





                                 * * * * * *
     PAGE 13


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.






     DeSOTO STOCK OWNERSHIP PLUS PLAN
     (Name of Plan)




                              William Spier
                              William Spier, Trustee

       June 22, 1995
          Date

                                                 SCHEDULE I


                                DeSOTO, INC.

                      DeSOTO STOCK OWNERSHIP PLUS PLAN

         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              DECEMBER 31, 1994

            EMPLOYER IDENTIFICATION NO. 36-1899490, PLAN NO. 004

Identity of Issuer            Description of Investment    Cost    Market Value

*Bank of America Short-Term
  Investment Fund             Cash Equivalents         $  599,255   $  599,255

*Bank of America Equity Fund  Common Stock Fund           778,684      758,173

*DeSoto, Inc.                 Common Stock                279,378      140,075

*Participant Loans            Loans to Participants at
                              Prime Rate (lowest rate: 6.0%,
                              highest rate: 10.5%)              -      169,274

*Bank of America Guaranteed
  Investment Contract/
  GIC Fund                    GIC Fund                     98,461      100,924

*Bank of America
  Balanced Fund               Stocks, Bonds and
                              Money Market Instruments     54,424       53,556
                                                       ----------   ----------
                                                       $1,810,202   $1,821,257
                                                       ==========   ==========

*Represents a party in interest transaction for the year ended December 31, 1994.

The accompanying notes to financial statements and supplemental schedules are an integral part of this schedule.

                                                 SCHEDULE II


                                  DeSOTO, INC.

                        DeSOTO STOCK OWNERSHIP PLUS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

              EMPLOYER IDENTIFICATION NO. 36-1899490, PLAN NO. 004

                                                             Purchases                               Sales
                                                      ----------------------    --------------------------------------------
                                                       Number of    Purchase     Number of     Selling   Cost of    Net Gain
Identity of Party Involved     Description of Assets  Transactions   Price      Transactions    Price     Assets     (Loss)
*Bank of America Equity Fund   Common Stock                16       $244,058         11       $154,541   $133,375   $21,166

*Bank of America Short-Term
   Investment Fund             Cash Equivalents           161        773,764         94        883,550    883,550         -

*DeSoto, Inc.                  Common Stock                10        163,378         11         84,235    130,023   (45,788)



*Represents a party in interest transaction for the year ended December 31, 1994.

The accompanying notes to financial statements and supplemental schedules are an integral part of this schedule.


                        DeSOTO, INC. AND SUBSIDIARIES


                                EXHIBIT INDEX





           1 -  Consent of Arthur Andersen LLP


                                                        EXHIBIT 1



                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the DeSoto, Inc. previously filed Registration Statement No. 2-68923.






                                       ARTHUR ANDERSEN LLP



Chicago, Illinois,
    June 30, 1995